SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

April 2, 2012

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒      Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐      No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Partner Communications Reports That Midroog Announced the Withdraw of the Rating of the Company's Series A Notes Due to the Full and Final Redemption

PARTNER COMMUNICATIONS REPORTS THAT
MIDROOG ANNOUNCED THE WITHDRAW OF THE
 RAITING OF THE COMPANY'S SERIES A NOTES
DUE TO THE FULL AND FINAL REDEMPTION

ROSH HA'AYIN, Israel, April 2, 2012 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, reports that Midroog Ltd. ("Midroog"), a subsidiary of Moody’s, has withdraw the rating of the Company's Series A Notes  due to the full and final redemption of the notes on April 1, 2012.

For further information see Midroog's full Report dated April 2, 2012 on: http://www.midroog.co.il/siteFiles/13/626/6674.asp?val=406 or its informal English translation attached to our Form 6-k to be furnished to the Securities and Exchange Commission on Monday, April 2, 2011.

Forward-Looking Statements
This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

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We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see "Item 3D. Key Information - Risk Factors", "Item 4. - Information on the Company", "Item 5. - Operating and Financial Review and Prospects", "Item 8A. - Consolidated Financial Statements and Other Financial Information - Legal and Administrative Proceedings" and "Item 11. - Quantitative and Qualitative Disclosures about Market Risk" in the Company's 2011 Annual Report (20-F) filed with the SEC on March 22, 2012 as amended on March 26, 2012. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3 million subscribers in Israel. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is an approximately 45%-owned subsidiary of Scailex Corporation Ltd. ("Scailex"). Scailex's shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on "Pink Quote" under the symbol SCIXF.PK. Scailex currently operates in two major domains of activity in addition to its holding in Partner: (1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the major cellular operators in Israel (2) management of its financial assets.
For more information about Scailex, see http://www.scailex.com.
For more information about Partner, see http://www.orange.co.il/investor_site

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About 012 Smile Telecom Ltd.
012 Smile is a wholly owned subsidiary of Partner Communications which provides international long distance services, internet services and local telecommunication fixed-line services (including telephony services using VOB) under the 012 Smile brand. The completion of the purchase of 012 Smile by Partner Communications took place on March 3, 2011. For further details see the press release dated March 3, 2011.

Contacts:

Mr. Ziv Leitman Chief Financial Officer Tel: +972-54-7814951 E-mail: investors@orange.co.il	Ms. Yaffa Cohen-Ifrah Head of Investor Relations Tel: +972 54 909 9039 E-mail: Yaffa.cohenifrah@orange.co.il

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Partner Communications Company Ltd.

Rating Withdraw | April 2012

Author:
Sigal Issaschar, Head of Corporate Finance
i.sigal@midroog.co.il

Contacts:
Avital Bar-Dayan, Executive VP
bardayan@midroog.co.il

 Partner Communications Company Ltd.

Series Rating	Aa3	Outlook: Negative

Midroog announces the withdraw of the rating of the Series A bonds issued by Partner Communications Company Ltd. due to the full and final redemption of the bonds made on April 1 2012. Prior to the final redemption the rating (series A) was Aa3 with negative outlook.

About the Company

Partner Communications Company Ltd. ("Partner") was founded in 1997 and began operating in 1999 as a mobile communications services provider in Israel, under a license granted by the Ministry of Communications to set up and operate a GSM mobile network. In December 2001, after winning a tender for 2G and 3G frequency bands, its license was extended until 2022.  In late 2004, Partner launched advanced 3G telecommunication services. Partner, through the international brand OrangeTM provides services to approximately one-third of the mobile phone subscribers in Israel. In March 2012, Partner completed the acquisition of 012-Smile Telecom Ltd., a fixed-line telephone carrier in Israel and international and Internet service provider (ISP). The controlling shareholder in Partner is Scailex Corporation Ltd. (44.5%).

Rating History

Related Publications

•	Monitoring Report, November 2011
•	Methodology Report of the Telecom Sector (June 2011)

Date of Report: 02.04.2012

Obligations Rating Scale

Investment grade	Aaa	Obligations rated Aaa are those that, in Midroog's judgment, are of the highest quality and involve minimal credit risk.
	Aa	Obligations rated Aa are those that, in Midroog's judgment, are of high quality and involve very low credit risk.
	A	Obligations rated A are considered by Midroog to be in the upper-end of the middle rating, and involve low credit risk.
	Baa	Obligations rated Baa are those that, in Midroog's judgment, involve moderate credit risk. They are considered medium grade obligations, and could have certain speculative characteristics.
Speculative Investment	Ba	Obligations rated Ba are those that, in Midroog's judgment, contain speculative elements, and involve a significant degree of credit risk.
	B	Obligations rated B are those that, in Midroog's judgment, are speculative and involve a high credit risk.
	Caa	Obligations rated Caa are those that, in Midroog's judgment, have weak standing and involve a very high credit risk.
	Ca	Obligations rated Ca are very speculative investments, and are likely to be in, or very near to, a situation of insolvency, with some prospect of recovery of principal and interest.
	C	Obligations rated C are assigned the lowest rating, and are generally in a situation of insolvency, with poor prospects of repayment of principal and interest.

Midroog applies numerical modifiers 1, 2 and 3 in each of the rating categories from Aa to Caa. Modifier 1 indicates that the bond ranks in the higher end of the letter-rating category. Modifier 2 indicates that the bonds are in the middle of the letter-rating category; and modifier 3 indicates that the bonds are in the lower end of the letter-rating category.

Report No. CTPO10412000M

Midroog Ltd., Millennium 17 Ha’Arba'a Street, Tel-Aviv 64739
Tel: 03-6844700, Fax: 03-6855002, www.midroog.co.il

© Copyright 2012, Midroog Ltd. (“Midroog”). All rights reserved.

This document (including the contents thereof) is the property of Midroog and is protected by copyright and other intellectual property laws. There is to be no copying, photocopying, reproduction, modification, distribution, or display of this document for any commercial purpose without the express written consent of Midroog.

All the information contained herein on which Midroog relied was submitted to it by sources it believes to be reliable and accurate. Midroog does not independently check the correctness, completeness, compliance, accuracy or reliability of the information (hereinafter: the "information") submitted to it, and it relies on the information submitted to it by the rated Company for assigning the rating.

The rating is subject to change as a result of changes in the information obtained or for any other reason, and therefore it is recommended to monitor its revision or modification on Midroog's website www.midroog.co.il. The ratings assigned by Midroog express a subjective opinion, and they do not constitute a recommendation to buy or not to buy bonds or other rated instruments. The ratings should not be referred as endorsements of the accuracy of any of the data or opinions, or attempts to independently assess or vouch for the financial condition of any company. The ratings should not be construed as an opinion on the attractiveness of their price or the return of bonds or other rated instruments. Midroog's ratings relate directly only to credit risks and not to any other risk, such as the risk that the market value of the rated debt will drop due to changes in interest rates or due to other factors impacting the capital market. Any other rating or opinion given by Midroog must be considered as an individual element in any investment decision made by the user of the Information contained in this document or by someone on his behalf. Accordingly, any user of the information contained in this document must conduct his own investment feasibility study on the Issuer, guarantor, debenture or other rated document that he intends to hold, buy or sell. Midroog's ratings are not designed to meet the investment needs of any particular investor. The investor should always seek the assistance of a professional for advice on investments, the law, or other professional matters. Midroog hereby declares that the Issuers of bonds or of other rated instruments or in connection with the issue thereof the rating is being assigned, have undertaken, even prior to performing the rating, to render Midroog a payment for valuation and rating services provided by Midroog.

Midroog is a 51% subsidiary of Moody’s. Nevertheless, Midroog's rating process is entirely independent of Moody's and Midroog has its own policies, procedures and independent rating committee; however, its methodologies are based on those of Moody’s.

For further information on the rating procedures of Midroog or of its rating committee, please refer to the relevant pages on Midroog's website.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: April 2, 2012